

May 13, 2015

Michael Palleschi
Chief Executive Officer
FTE Networks, Inc.
5495 Bryson Drive, Suite 423
Naples, Florida 34109

> **Re:** **FTE Networks, Inc.**
> **Amendment No 1. to Registration Statement on Form 10**
> **Filed May 6, 2015**
> **File No. 000-31355**

Dear Mr. Palleschi:

We have reviewed your May 6, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Employment Agreements, page 39

1. Please file all employment agreements with your named executive officers as exhibits. Please also file the agreements evidencing the material promissory notes with your shareholders disclosed on page 40. You may wish to refer to Item 601 of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 45

2. We note that you issued securities to 52 persons in connection with the Beacon Merger and that you relied upon the exemption from registration under Section 4(a)(2) and Regulation D. Please provide a more detailed analysis of the facts you relied upon to make these exemptions available, such as the sophistication of the persons and their status as accredited or non-accredited investors.

       You may contact Joseph M. Kempf, Senior Staff Accountant at 202-551-3352 or Dean Suehiro, Senior Staff Accountant at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208, Kathleen Krebs, Special Counsel at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Clayton Parker, Esq.
       K&L Gates LLP